Exhibit 99.1

4Front Ventures Announces Closings of $5.8 Million U.S. Private Placement and Sale of Non-Core Pennsylvania Retail Assets

PHOENIX, Ariz., May 15, 2020 – 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) (“4Front” or the “Company“) announced the upsizing and close of a private placement of convertible debentures and the close of the sale of its non-core retail assets in Pennsylvania. The closing of these transactions marks significant progress towards the Company’s stated objectives of being fully-funded and achieving cash flow positivity in the second half of 2020.

Private Placement

The Company has closed a raise of approximately $5.8 million U.S. in a private placement of convertible debt led by Navy Capital. The financing was upsized from the previously announced commitments for $4 million U.S., with the incremental capital coming mostly from existing shareholders.

The Notes have an annual coupon of 5%, paid-in-kind, and will mature on February 28, 2022. The Notes are exchangeable into subordinate voting shares (“common equivalent”) at a conversion price of $0.25 U.S. Some lenders were issued a debenture which exchanges a portion of their existing equity investments into a security intended to mimic the liquidity preference found in a preferred equity.

Non-core License Sales

4Front also announced that it completed the sale of its stake in Pennsylvania retail assets to Ethos Cannabis for approximately $10.6 million U.S. in cash. As previously announced, 4Front has also entered into a binding agreement to sell its stake in non-core retail assets in Maryland. The sale of these assets is also to Ethos Cannabis and is expected to close over the next 45 days pending certain regulatory approvals.

Beacon Securities Limited acted as financial advisor to 4Front in connection with these asset sales and received a customary advisory fee.

To be added to the email distribution list, please email 4FrontIR@kcsa.com with “4Front” in the subject.

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About 4Front Ventures Corp. 4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, and a strategic asset base. From plant genetics to the cannabis retail experience, 4Front’s team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front’s website.

4Front Investor Contact Andrew Thut, Chief Investment Officer IR@4frontventures.com 602-633-3067

Phil Carlson / Elizabeth Barker 4FrontIR@kcsa.com

212-896-1233 / 212-896-1203

4Front Media Contacts Anne Donohoe / Nick Opich KCSA Strategic Communications adonohoe@kcsa.com / nopich@kcsa.com 212-896-1265 / 212-896-1206

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures’ periodic filings with securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States, expectations regarding the COVID-19 pandemic, future revenue or Adjusted EBITDA expectations, statements regarding when or if any contemplated or in-progress transactions will close or if/when required regulatory approvals are attained, and other statements regarding future developments of the business. The closing of the transactions described in this news release, including the divesture of Pennsylvania and Maryland assets and the sale of convertible debt, is subject to customary conditions and there can be no guarantee that such transactions will close.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.